October 11, 2007
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Christian N. Windsor, Esq.
Mail Stop 4563

Re:	Hudson City Bancorp, Inc.
Definitive 14A
Filed March 21, 2007
File No. 00-26001
Ladies and Gentlemen:
     I have received your comment letter dated August 21, 2007 regarding the captioned filing. Your letter requests that disclosures contained in future filings be revised in certain respects. Your letter also asks us to confirm in writing that such revisions will be made and explain how such revisions will be accomplished.
     Each of your comments is reproduced below in boldfaced type. Our response follows immediately after the comment.
Independence of Directors, page 16
1.	Revise to provide an explanation of any terms in Hudson City’s Bylaws which supplement the independence requirements of the Nasdaq Stock Market. Please refer to Item 407(a) of Regulation S-K.

Rule 4350(c)(1) of the NASDAQ listing requirements generally requires that a majority of the board of directors be comprised of “independent directors” as defined in Rule 4200(a)(15) of the NASDAQ listing requirements. The NASDAQ listing requirements also generally require that the nomination of directors be determined by either (1) a majority of the independent directors or (2) a nominations committee comprised solely of independent directors. In addition, the NASDAQ listing requirements generally require that the compensation of the CEO and officers be determined by (1) a majority of the independent directors or (2) a compensation committee composed solely of independent directors. Finally, the NASDAQ listing requirements generally require that the audit committee be comprised of at least three members, each of whom is independent.

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Rule 4200(a)(15) of the NASDAQ listing requirements defines an “independent director” as “a person other than an executive officer or employee of the company or any other individual having a relationship which, in the opinion of the issuer’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.” Rule 4200(a)(15) also sets forth a number of relationships following the definition of “independent director” set forth above that are considered bars to independence, regardless of the board’s determination.

Article IV, Section 1 of Hudson City Bancorp’s Bylaws (the “Bylaws”) requires that a majority of the entire board be independent directors, which, for purposes of the Bylaws means “a person who meets the criteria for independence established by the rules and regulations of the stock exchange on which the Corporation’s shares are listed . . .” Accordingly, the Bylaws require that for a director to be considered independent, such director must satisfy the NASDAQ requirement for director independence discussed above. The Bylaws also require that each member of the nominating and corporate governance committee, compensation committee and audit committee be “independent directors” as such term is defined in the Bylaws. In addition, in making determinations regarding director independence, Article IV, Section 1 of the Bylaws requires that the board of directors affirmatively determine that a director does not have a material relationship, which in the opinion of the board of directors, “would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.”

In addition to the foregoing requirements contained in the Bylaws regarding director independence, Article IV, Section 2 of the Bylaws provides that no director shall serve on the board of directors of a “insured depository institution, bank holding company, financial holding company or thrift holding company” other than Hudson City and its affiliated entities or the Federal Home Loan Bank of New York. Such prohibition, while not mandated by the NASDAQ listing requirements, helps ensure the independence of the non-management members of the board of directors because it prevents a director from simultaneously serving as a director of another financial institution that may have a business relationship with Hudson City. This prohibition also aids in ensuring that Hudson City’s directors comply with the Depository Management Interlocks Act and the regulations promulgated thereunder by the Federal banking regulators.

We propose to include the foregoing information in future filings, where applicable.
Meetings of the Board... and It’s Committees. Compensation Committee, page 18
2.	Please revise this section to discuss the role of the Administrative Committee in determining equity compensation. We note the discussion on page 33 regarding this committee’s role in determining the size and composition of awards. Please refer to Item 407(e)(3)(i) of Regulation S-K.

We call your attention to the fourth sentence of the fifth full paragraph on page 18, which states, in relevant part, that “[t]he Compensation Committee has (1) delegated authority from our board to grant incentive compensation under our shareholder-approved Executive Officer Annual Incentive Plan and equity compensation under our shareholder-approved 2006 Stock Incentive Plan, and to set the terms and conditions of those grants and to administer those plans, (2) delegated authority to administer, but not to make

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further equity compensation grants under, our shareholder-approved 2000 Stock Option Plan and 2000 Restricted Stock Plan . . . . ” We believe this to be a complete, concise and accurate description of the Compensation Committee’s role in determining equity compensation.

Our 2006 Stock Incentive Plan, 2000 Stock Option Plan and 2000 Restricted Stock Plan, as adopted by our Board of Directors and approved by our stockholders, provide generally for the appointment of a committee of non-employee, independent directors with delegated authority to make awards under and administer these plans. Our Compensation Committee may be, but does not have to be, appointed to perform the functions of these plans’ administrative committees. At all times during theses plans’ existence, the Compensation Committee has, in fact, been appointed to perform these functions and there is no separately constituted administrative committee. We propose to revise the description of our equity compensation plans contained in future filings (that is, the disclosure equivalent to the disclosure contained on page 33 of our 2007 Proxy Statement) to clarify that the Compensation Committee has been appointed to perform the functions of the plans’ administrative committees.
Compensation Discussion and Analysis, page 20
3.	You provide disclosure regarding the Committee’s use of peer group compensation surveys and measurements of financial performance used in setting compensation. It also appears from your disclosure that the Compensation Committee uses a significant amount of discretion in setting compensation, including changes to base salary as well as the target and actual payout of equity and cash incentive compensation. Please revise your disclosure to specify where compensation is set using a predetermined formula and where the Committee or member of management uses their discretion to determine the final amount of the compensation of the named executive officers. Please refer to Item 402(b)(1)(v) and 402(b)(2)(vi) of Regulation S-K.

We propose to include in future filings that contain a Compensation Discussion and Analysis a table identifying those elements of compensation (if any) that are determined on a purely formulaic basis, those that are based on a pre-established performance targets or benchmarks but are subject to downward adjustment on a discretionary basis, those that are based on pre-established performance targets or benchmarks but are subject to upward or downward adjustment on a discretionary basis, and those which are decided on a wholly discretionary basis.
4.	You discuss the threshold performance measurement used to determine incentive compensation. Revise your disclosure to provide additional detail and analysis to further explain your incentive award program and the awards made during the year. For example, discuss performance necessary to reach the target award and maximum award amounts. Furthermore, revise your disclosure to address the individual performance targets used in determining the named executive compensation. Finally, your disclosure should discuss and specifically disclose the performance targets required in order for the performance options to vest. Disclose all relevant performance targets. If you determined that disclosure of these items was not required because it was confidential, because it would expose Hudson City

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to competitive harm, please supplementally provide us with your confidentiality analysis. If in the future, you determine that some performance targets are confidential because they would expose the company to competitive harm, provide the discussion of the difficulty in achieving the performance targets, both corporate and individual, contemplated by Instruction 4 to Item 402(b). Please refer to Item 402(b)(l)(v) and Item 402(b)(2)(v and vi) of Regulation S-K.

Executive Annual Incentive Plan

Our Executive Annual Incentive Plan for 2006 included one, and only one, quantitative performance goal that resulted in a formulaic payout result. That is, our net income before taxes and extraordinary items for 2006 must have equaled or exceeded a $327 million threshold or no bonuses could have been paid to any of our executive officers. We disclosed this target specifically (see the second paragraph under the caption “Cash Incentives” on page 23) and disclosed our actual achievement level (see the first paragraph on page 24).

Once that threshold was achieved, incentive payments to Messrs. Hermance, Salamone and Tassillo were at the total discretion of the Compensation Committee, subject only to the maximum allowable payment amounts disclosed in the 2007 Proxy Statement; there were no pre-established threshold, target or other interim payout levels for these individuals. The Committee established in advance, communicated to the executives, and ultimately considered a variety of other subjective factors, all of which were disclosed in the 2007 Proxy Statement (see the third paragraph under the caption “Cash Incentive” on page 23); however, these factors did not carry quantitative achievement targets and the Committee’s assessment of performance relative to these factors was not reduced to a score or used as an input into a mathematical formula.

In the case of the other named executive officers payout levels for threshold, target and superior performance were established in advance, subject to the Committee’s discretion to adjust the award amounts. The establishment of these payout levels was designed to enable each executive to understand the Compensation Committee’s level of satisfaction with his or her performance by comparing his actual payout to the threshold, target and superior levels previously established. Assuming the threshold level of net income before taxes and extraordinary items was achieved, these awards were earned (or not earned) based on a mix of corporate performance measured by net income before taxes and extraordinary items and a variety of subjective performance factors unique to each individual (see the fourth sentence of the second paragraph under the caption “Cash Incentives”). All of the subjective factors were disclosed in our 2007 Proxy Statement (see the third paragraph under the caption” Cash Incentives”); none carried quantitative achievement targets and the Committee’s assessment of performance relative to these factors was not reduced to a score or used as an input into a mathematical formula.

As disclosed in our Compensation Discussion and Analysis, in 2005 our Compensation Committee made a policy decision to retreat from formulaic cash incentive plans and move to a more subjective program. This was done in the belief that formulaic plans lead to conservative goal-setting and interfere with proper management decision-making to respond to changing business conditions during the relevant period. Our Compensation Committee is concerned that formulaic plans provide artificial incentives to pursue pre-

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established goals – and penalties for deviating from those goals – when a change in business conditions would warrant a deviation. Our Compensation Committee also believes that our more subjective incentive program promotes fuller and more frequent discussion throughout the year regarding prevailing business conditions, management’s actions in anticipation of and in response to those conditions, the effectiveness of management’s actions and the reasons why actions were or were not effective. We refer you to the first two paragraphs under the caption “Cash Incentives” for our disclosure of this decision and our reasons for it.

To the extent that future incentive programs base all or a material part of a payout determination on achievement of a specific, quantitative goal other than or in addition to a threshold level of net income before taxes and extraordinary items, future filings that include a Compensation Discussion and Analysis will disclose the specific goal or goals set for each payout level. In addition, we propose in future such filings to present the performance factors in tabular, rather than narrative, form. With these exceptions, we respectfully submit that the comment, to the extent it requests disclosure of specific quantitative performance targets for purely subjective performance factors, is not applicable under the circumstances.

Performance Stock Options

Future filings that include a Compensation Discussion and Analysis will disclose the specific performance targets attached to the vesting of performance stock options.

5.	Revise your disclosure of how the Committee considers corporate level performance and individual performance to discuss how the results of each of the discussed performance factors compared to the targeted performance and how that level of performance resulted in the percentage payments discussed on page 24. Please refer to Item 402(b)(l)(v) and Item 402(b)(2)(v, vi and vii) of Regulation S-K.

We refer you to our response to Comment 4. In the case of cash incentives, the only performance objective for which a specific quantitative level of performance was established was net income before taxes and extraordinary items. However, we propose to include in future filings that include a Compensation Discussion and Analysis a discussion, for each named executive officer, of how the corporate and individual performance factors that have been disclosed influenced our Compensation Committee’s determination of that individual’s payout level and/or caused particular named executive officers to receive payouts at materially higher levels (expressed as percentage of the maximum permitted payout) than others.

6.	It appears that Mr. Hermance’s and, to a lesser extent, Mr. Salamone’s compensation is determined using significantly greater award amounts than the amounts paid in compensation to the other named executive officers. Revise your disclosure to discuss material differences in the compensation program for your different named executive officers. Please discuss how the Committee determined that this particular pay structure fit into the goals of Hudson City’s compensation program. Please refer to the last paragraph of Section II(B)(l) of Release 33-8732A. Please also refer to Item 402(b)(1)(i, ii and iv) of Regulation S-K.

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Future filings that include a Compensation Discussion and Analysis will include a description of the factors considered by our Compensation Committee in determining the composition of each named executive officer’s compensation package. In particular, this description will address why the Compensation Committee determined to include relatively larger variable compensation opportunities and relatively smaller guaranteed compensation opportunities (as a percentage of total compensation) for Messrs. Hermance and Salamone. For your supplemental information, these determinations are influenced in large measure by federal tax law limits on the amount of guaranteed compensation that may be paid on a tax deductible basis and by the Committee’s assessment of the greater degree to which Messrs. Hermance and Salamone may directly influence, and thus should be financially rewarded or accountable for, the Company’s performance, the performance of their subordinates and extent of achievement of other relevant goals and objectives.
7.	Revise your disclosure to explain why the Committee approved a compensation package for Mr. Tassillo which contained only retention based stock options. Please refer to Item 402(b)(l)(ii) and Item 402(b)(2)(vii) of Regulation S-K.

Future filings that include a compensation disclosure for Mr. Tassillo as a named executive officer will more explicitly refer to Mr. Tassillo’s age and probability of retirement prior to the completion of the multi-year performance periods attached to performance stock options as the basis for not including him as a participant in performance stock option awards. Our Compensation Committee, on the recommendation of management, concluded that Mr. Tassillo’s compensation package should not include financial incentives for Mr. Tassillo to continue in employment on a multi-year basis or financial penalties in the event of Mr. Tassillo’s retirement at the end of any annual period. In this connection, we direct your attention to the “Equity Compensation” discussion of retention options at page 25 under the caption “Equity Compensation”.
Employment Agreements and Change in Control Agreements. page 26
8.	Revise this section to clarify how the Committee, or the Board, determined that the particular payout structure of the employment agreements and change in control agreements were appropriate. Please refer to Item 402(b)(1)(v) and Item 402(b)(2)(xv) of Regulation S-K

Future filings that include a Compensation Discussion and Analysis will include a description of the peer group analysis conducted to ascertain competitive terms and conditions for employment and change in control agreements at the time of their implementation and the subsequent review undertaken to verify the continuing competitiveness of these terms and conditions and the reasonableness of the associated projected costs.

Securities and Exchange Commission October 11, 2007	Page 7
Summary Compensation Table page 29
9.	Revise the narrative discussion that accompanies the Summary Compensation Table, or the Compensation Discussion and Analysis, to clarify the amount of equity compensation which represents performance based stock options and the amount which represents retention options.

Future filings that include a Summary Compensation Table will include a footnote to column (F) that will state, separately for each named executive officer for each fiscal year reported in the table, the amount reported that represents compensation expense for performance stock options and the amount reported that represents compensation expense for non-performance stock options.
Outstanding Equity Awards at Fiscal Year-End. page 37
10.	Revise this table to disclose, in a footnote, the vesting provisions of the stock awards. Please refer to Instruction 2 to Item 402(f)(2) of Regulation S-K.

Future filings that include the disclosure required by Item 402(f)(2) will include one or more footnotes, as applicable, that specify the vesting dates for unvested restricted stock awards in addition to the existing footnotes addressing the vesting of stock option awards.
Pension Benefits. page 39
11.	Revise the narrative discussion to include the discussion of the material terms of the pension plans, including the benefit formula. Please refer to Item 402(h)(3)(i) of Regulation S-K.

We respectfully redirect your attention to the four paragraphs under the caption “Pension Benefits.” The first paragraph describes the pension plans’ eligibility provisions. The second paragraph describes the basis on which benefits are divided between the qualified and non-qualified plans. The third paragraph describes the basic formula for determining age-65 retirement benefits. The fourth paragraph describes the conditions on which early retirement benefits may be payable before age 65 and the factors used to convert age-65 benefits to early retirement benefits. We do not maintain non-qualified pension plans for any named executive officer that offer special benefit formulas, or unique forms of benefit payments or early retirement subsidies. We respectfully submit that these four paragraphs already disclose the material terms of the pension plans and that further disclosure is unnecessary.
Deferred Compensation. Page 41
12.	Revise the table to disclose the contribution amounts and related information for each deferred compensation and nonqualified plan. Please refer to Item 402(i)(l) and (2) of Regulation S-K.

We call your attention to Item 402(h)(1) and (2) (which requires certain disclosures for each qualified and non-qualified pension plan and prescribes a tabular form of disclosure

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that includes a column in which to specify the name of each qualified or non-qualified plan) as compared to Item 402(i)(1) and (2) (which requires certain disclosures for each non-qualified deferred compensation plan and prescribes a tabular form of disclosure that does not include a column in which to specify the name of each non-qualified deferred compensation plan). In context, we had understood from the differences in the two prescribed forms of tabular disclosure that separate, plan-by-plan disclosures were required only for pension plans and that an aggregate disclosure was appropriate for deferred compensation plans. We now understand a separate table to be required for each non-qualified deferred compensation plan and will include such separate tables in future filings that include the disclosure required by Items 402(i)(1) and (2).

We can appreciate the appropriateness and benefit to our shareholders of separate disclosures with respect to qualified and non-qualified pensions. These are separate and distinct arrangements legally and economically. Qualified arrangements are by law broad-based with benefit formulas generally applicable to a wide range of employees while non-qualified arrangements typically benefit executives disproportionately. By contrast, all non-qualified deferred compensation arrangements are unfunded programs for a select group of management or highly compensated employees, and whether an issuer maintains one or more than one non-qualified deferred compensation arrangement appears to depend entirely on the issuer’s choice to evidence its contractual obligations using one, or more than one, legal instrument. Requiring segregated disclosure for each such arrangement appears to create technical distinctions where no practical differences exist. In addition, our belief is that a single, aggregate disclosure is more useful and meaningful to investors than a series of separate tables.

We respectfully request that our views in this regard be considered as the Commission reviews its compensation disclosure regulations.
Other Matters
     Enclosed with this letter is the Company’s written statement in accordance with the third paragraph under the caption “Closing Comments” in your comment letter.
     I trust that this letter is responsive to your comments. If there are questions or comments with regard to this letter, please refer them to me.
Very truly yours,
/s/ Ronald E. Hermance, Jr.
Ronald E. Hermance, Jr.
Chairman, President and Chief Executive
Officer

Attachment to Letter from Ronald E. Hermance, Jr.
To Securities and Exchange Commission (the “Commission”)
Dated October 11, 2007
Statement of Hudson City Bancorp, Inc.
Hudson City Bancorp, Inc. (the “Company”), hereby acknowledges that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure contained in its Definitive Schedule 14A filed on March 21, 2007 (the “Filing”);
2.	Staff comments or changes to disclosures in response to comments do not foreclose the Commission from taking any action with respect to the Filing; and
3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Hudson City Bancorp, Inc.

By:	/s/ Ronald E. Hermance, Jr.

Ronald E. Hermance, Jr.
Chairman and Chief Executive Officer

Dated:	October 11, 2007